375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

July 31, 2009

VIA EDGAR

Mr. H. Christopher Owings
Accounting Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc. Amendment No. 1 to Registration Statement on Form S-1 Filing Date: May 7, 2009
File No. 333-158951 Form 10-K for the Fiscal Year Ended December 31, 2008 Filing Date: March 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filing Date: May 15, 2009 File No.: 0-29929

Dear Mr. Owings:

This letter is in response to your letter dated May 28, 2009.  For your ease of reference, we have repeated your comments in this response and numbered them accordingly.

Since we have not yet determined the extent to which the financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 must be restated, we are unable, at this time, to provide a full response to your letter or to file amendments to our Annual and Quarterly Reports.  As we discussed with Mr. Errett, we did not intend to file an amendment to the S-1 Registration Statement that was filed on May 7, 2009 until all of your comments are cleared and our Annual and Quarterly Reports are amended.

As disclosed in the Current Report on Form 8-K that we filed on June 24, 2009, we had determined that we must also restate the consolidated financial statements that were included in our Form 10-Q for the fiscal quarter ended September 30, 2008.  Although we announced an intention to restate our Form 10-Q for the fiscal quarter ended September 30, 2008, we hereby request an exemption from the requirements to file restated unaudited consolidated financial statements for each and any of the first three quarters of the financial year ended December 31, 2008, as well as amended quarterly reports on Form 10-Q/A for those periods.  We respectfully submit that the restated audited consolidated financial statements for the financial year ended December 31, 2008, and the related amended Form 10-K, will communicate adequately all of the information that would have been communicated in restating the unaudited consolidated financial statements for each of the first three quarters of the financial year ended December 31, 2008 and preparing amended quarterly reports for those periods.  We believe that restating our financial statements for those periods and preparing related amended quarterly reports would consume our scarce resources, while not providing any benefit to the investing public.  We would also include adequate communication in the Form 10-Q for each of the quarters of the financial year ended December 31, 2009 as comparable information.  We would be grateful for an opportunity to discuss this matter with the staff.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

Form 10-K for the Year Ended December 31, 2008

Signatures, page 47

11.           Please amend your filing to include the signature of your principal financial officer.  If C. Geoffrey Hampson serves in this capacity, please confirm to us that he signed the Form 10-K in that capacity.  Also, provide certifications signed by your principal financial officer pursuant to Items 601(b)(31) and (32) of Regulation S-K.

Mr. Hampson is our principal financial officer.  We will revise the certifications to include this information, as you requested.

Consolidated Balance Sheets, page F-3

12.           Refer to line item accounts payable and accrued liabilities.  Please tell us and disclose the nature of the components within accrued liabilities.  To the extent that the individual component exceeds 10% of the total assets, they should be separately disclosed in accordance with Rule 8-03(a)(1) of Regulation S-K.

At December 31, 2008, accounts payable and accrued liabilities on our Consolidated Balance Sheets totaled $4,131,264.  This amount included $3,131,264 of trade payables and accrued liabilities in the normal course of business.  There are no individual components within this total that exceed 10% of total assets.  The remaining balance of $1,000,000 included in the amount originally reported as accounts payable and accrued liabilities represent the reported accrued minimum guaranteed lease payments owing to the BCCI and the IPL pursuant to each of the respective Memorandum of Understanding (individually an “MOU” and collectively the “MOUs”) as disclosed in Note 5 to the consolidated financial statements.  These minimum guaranteed lease payments relate to a revenue-sharing agreement with the BCCI and IPL whereby we would build and maintain the official portal of the Indian Premier League and related websites by exploiting a package of rights which included, but were not limited to, the use of photos, clips and highlights, archiving, scheduling, fantasy cricket, and rebroadcasting of cricket matches online after 72 hours.  The intent was to mirror sites such as NFL.com, NHL.com and MLB.com as official sports portals.

We will revise our disclosure on our consolidated balance sheets at December 31, 2008 and March 31, 2009 so that the accounts payable and accrued liabilities reflect only the trade payables and accrued liabilities in the normal course of business in accordance with Rule 8-03(a)(1) of Regulation S-K, as you requested.  The amounts due to the BCCI and IPL for minimum revenue share payments will be disclosed separately.

Consolidated Statements of Operations, page F-4

13.           Please re-label your subtotal “Loss from operations before other items” into “Loss from continuing operations” to properly reflect the nature of this subtotal or provide a similar caption.

We will revise our disclosure on our consolidated statements of operations at December 31, 2008 and March 31, 2009, as you requested.

14.           Gains from the disposition of the subsidiary that do not qualify for discontinued operations treatment should be classified as a component of loss from operations.  In this regard, if true, we believe you should record the gain on the disposal of Frequenttraveler.com within your loss from operations.  See paragraph 45 of SFAS no. 144.  Please revise.

We will revise our disclosure on our consolidated statements of operations at December 31, 2008 and March 31, 2009, as you requested.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

Background Information for Comments Relating to Global Cricket Venture (Questions 15, 16, 17, 23, 28-32)

In order to provide the staff with additional information relating to the Global Cricket Venture, we include here a summary of background information.  We believe that this information will aid in the staff’s understanding of our responses below.

•
After we signed the MOUs with the BCCI, IPL and Netlinkblue (“NLB”), we completed a business plan that would allow us to exploit the rights provided to us under the MOUs. This business plan entailed a two part financing strategy; the first part of which was to have Live Current Media Inc. (“LIVC”) and NLB form an entity (Global Cricket Venture or “GCV”) and each contribute $2.5 million to it. These funds were to be used to build a team, develop the websites and start the monetization process. The plan was that once we successfully completed the second IPL season (April-May 2009), we would then seek $25 -$30 million from outside financing and use these proceeds to complete the monetization process. To this end, discussions were held with several large and prominent investment bankers in mid-2008.

•
We received positive feedback from the investment bankers, however we needed to put several things in place in order for the plan to succeed. Namely, we and NLB had to fund GCV with $5 million, and we had to negotiate definitive agreements between LIVC and the IPL, BCCI and World Sports Group (“WSG”).

•	LIVC decided to raise capital in the public markets in order to fund the $2.5 million to be invested in GCV. At that time, the share price of LIVC common stock was approximately $3.00.
•
LIVC had numerous discussions with the parties involved in order to obtain definitive agreements, as contemplated by the MOUs, however management was unable to obtain adequate comfort or confirmation relating to the rights that were to be transferred to GCV by NLB.

•
At about the same time, the per share price of LIVC common stock had dropped and management did not believe that raising the required cash at a price that was acceptable to the Board and our shareholders would be possible.

•	Due to the financial crisis and the downturn in the worldwide economy, by the end of 2008 we had only succeeded in raising approximately $1 million at $0.65 per share.
•
Management recognized that, due to the above, it would not be possible to fully exploit the rights under the IPL, BCCI or the NLB MOUs. It was also obvious at the end of Q3 that the expenditures incurred to date on behalf of GCV relative to the cricket initiatives would not be repaid by GCV.  The decision was therefore made to write these amounts off. It was also our belief that it would not be possible to raise the required funding for the cricket business and that the only realistic course forward was the sale of the cricket business, as well as the rights transferred to us pursuant to the MOUs, to a third party. Therefore, the $1 million in minimum guaranteed payments due under the IPL and BCCI agreements at the end of the 2008 year were expensed in that period.

•
As a result, in late 2008, management held discussions with the IPL and BCCI to negotiate a strategy to terminate the BCCI agreement and to negotiate a Novation of the IPL agreement.  The result was a transfer of the IPL rights and the liabilities to GCV and a termination of the BCCI MOU. These agreements were signed on March 31, 2009.

•
The original party to the MOUs was LIVC.  Our wholly-owned subsidiary LCM Cricket Ventures Pte. Ltd., as well as its 50.05% owned subsidiary GCV, were both inactive in 2008.  The initial $1 million expensed in LIVC’s FYE 2008 consisted of $625,000 owing to the BCCI and $375,000 to the IPL.

•
The Termination Agreement and the Novation Agreement signed on March 31, 2009 reduced the October 1, 2008 payment owing to the BCCI to $125,000 and terminated the BCCI MOU so that all future commitments were released.  The $750,000 accrued liability to the BCCI on the consolidated financial statements at March 31, 2009 consists of the renegotiated payment of $125,000 that was due on October 1, 2008 and the payment of $625,000 that was due on January 1, 2009.

•
As a result of the Novation Agreement, the only payments that were owing to the BCCI by March 31, 2009 were $750,000, which was required to be paid by GCV, which is a subsidiary of LIVC  It was agreed that in the event GCV did not pay the $750,000, LIVC would be required to pay it in full.  Therefore we accrued the full $750,000 liability at the end of Q1 2009.  GCV was inactive and had nominal assets and operations until the Novation Agreement was signed at the end of Q1 2009.

•
The $375,000 commitment owing to the IPL on October 1, 2008 was also addressed in the Novation Agreement.   The commitments made to the IPL in the IPL MOU were assigned to GCV under renegotiated terms.  As a result of renegotiating the timing of the funding commitments in the Novation Agreement, no IPL commitments existed for the period before March 31, 2009 and therefore there were no IPL liabilities accrued in the consolidated financial statements.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

•	Discussions were already underway regarding potential exit strategies from the cricket business, either in full or by retaining only a small interest in the venture.
•
Management recognized in Q3 2008 that we did not have the financial ability to properly exploit the cricket rights, and that the best strategy was to effectively exit that business by selling those rights and the cricket.com domain name.  As a result, the minimum quarterly revenue share payments were treated as a period expense.

•
The full exit strategy from the cricket business has recently been negotiated by way of an agreement with an unrelated third party, whereby we will sell the domain name, www.cricket.com, and the websites related to this domain name, in exchange for $1 million in cash, as well as the agreement by the purchaser to assume the minimum payments under the Assignment Agreement between LIVC and GCV, including the July 1, 2009 payment of $750,000 due to the BCCI by GCV.  We will also provide the purchaser with interim support services for the cricket website for 6 months for a defined monthly fee, including consulting fees related to the interim use of LIVC’s employees who have been responsible for building and managing the cricket business to date.  Within some reasonable period, post transaction, not to exceed six months, the purchaser intends to enter into employment contracts with the individuals who are covered by the consulting arrangement.  This agreement is expected to be finalized in early August 2009.  Once this agreement has been signed, no additional cricket related expenditures will be incurred by LIVC.

15.           Please advise us why the Global Cricket Venture expenses were not classified as a component of your operating expenses, or revise.  In this regard, it appears from your disclosures on page F-16 that you are consolidating your 50.05% interest in Global Cricket Ventures through your wholly-owned subsidiary LCM Cricket Ventures.  Similarly, please advise us why the expenses associated with the performance of your obligations under the Memoranda of Understanding with the Board of Control for Cricket in India and the DLF Indian Premier League were not classified as operating expenses or revise.

We will revise our disclosure on our consolidated statements of operations at December 31, 2008 and March 31, 2009, as you requested.

16.           We note from Note 5 that you combined the apparent licensing expenses to BCCI and IPL of the amount of $1 million with various other expense items such as business development, travel, consulting and salaries that totaled $2.47 million in one line item.  Since you consolidated Global Cricket Venture, we believe these various expense categories should be separately presented from licensing expense and should be combined with your appropriate expense line items in your income statements.

We will revise our consolidated financial statements to show a separate disclosure of the amount owed to the BCCI and IPL for the rights under the MOUs, as you requested.

The various other Cricket related expenses have been grouped together in one line to the income statements as they relate to costs to setup the venture and were going to be repaid by GCV.  We had capitalized these amounts in Q2 of 2008 as they were to be reimbursed.  However, in Q3 of 2008, management believed that there was a high likelihood that this amount would not be repaid by GCV due to a lack of funding, and therefore we wrote off the balance in full and included it in expenses in our consolidated financial statements at September 30, 2008.  Additional costs incurred in Q4 of 2008 and Q1 of 2009 were included in the same expense item.

17.           In addition, if you consolidated your 50.5% interest in Global Cricket Ventures, explain to us where you have recorded your non-controlling interests in the financial statements or revise.  Also, tell us and advise how you would account for your non-controlling interests after you adopted SFAS 160 effective January 1, 2009 in your situation.

Global Cricket Venture had no assets or operations in 2008.  Therefore at December 31, 2008, there was no non-controlling interest effect to the financial statements.  On March 31, 2009, it became party to the IPL MOU via the Novation Agreement.  Global Cricket Venture had no assets or operations before becoming a party to the IPL MOU in Q1 of 2009.  Therefore, there is no effect to the non-controlling interests in either period.  Subsequent to Q1 2009, we negotiated an exit out of the cricket business whereby the MOU would be assumed by an unrelated third party in full and cricket.com would be sold.  We are in the process of preparing this agreement for execution by the parties.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

Note 1 – Nature of Business and Basis of Presentation, page F-7

18.           Please advise how you are accounting for the minority interest or non-controlling interests in your principal operating subsidiary, Domain Holdings Inc.  In this regard, please advise where you record the minority interest in income/loss of this consolidated subsidiary on your consolidated statements of operations.

At December 31, 2007, the minority interest percentage in Domain Holdings Inc. (“DHI”) was 5.1%, representing a credit balance of non-controlling interest of $8,786.  This balance was determined to be immaterial to record in FYE 2007.

During the 2008 fiscal year, there was an equity injection into DHI by its parent company, and DHI incurred additional losses.  The credit NCI position was ground down to zero.  Refer to our response to comment 21.  The non-controlling interest balance was in a notional debit position of $21,062 at December 31, 2008.

During the quarter ended March 31, 2009, as a result of additional losses, the debit balance of the non-controlling interest increased.  In accordance with FAS 160, we will revise Note 4 to the restated consolidated financial statements included in the March 10-Q Amendment to include disclosure of the debit position of the non-controlling interest.

Going Concern, page F-7

19.           Please expand to disclose prominently your viable plan(s) to overcome your financial difficulties.  Please revise to provide a more robust discussion of your current plans to continue your business operations.  Please refer to Section 607.02 of the Financial Reporting Codification.

We will revise the disclosure as you requested.  We have established a plan to continue our current business operations and overcome our financial difficulties.  During the first seven months of fiscal 2009, we have achieved an improved financial position and enhanced liquidity by establishing and carrying out a plan of recovery.

Note 2 – Summary of Significant Accounting Policies, page F-7

Goodwill, page F-10

20.           Given the significant amount of goodwill reported, please provide to us a summary on how you performed Step 1 of the goodwill impairment test for 2008.  Please provide us the significant assumptions you used in determining the fair value of your Perfume.com reporting unit in your response.

We followed the four step process as defined in SFAS 131, “Disclosures about segments of an enterprise & related information”, in our determination of goodwill impairment.  In accordance with Step 1 of SFAS 131, C. Geoffrey Hampson, our CEO, Principal Accounting Officer and Chairman of the Board, was designated as the Chief Operating Decision Maker.  In accordance with Step 2 of SFAS 131, in determining our operating segments, we considered both quantitative and qualitative factors and determined that Perfume.com was one of our operating segments.  We based this conclusion on the fact that Perfume.com engages in business activities from which it may earn revenues and incur expenses, that its operating results are reviewed regularly by the enterprise’s Chief Operating Decision Maker to assess its performance, and that discrete financial information about it is available.  In accordance with Step 3 of SFAS 131, we determined that our operating segments do not qualify for aggregation and should be reported separately.  In accordance with Step 4 of SFAS 131, we considered the fact that Perfume.com is individually material, historically accounting for 90% to 99% of our revenues over the last number of years.  As a result, we determined that Perfume.com was a reporting unit for purposes of SFAS 141.  Therefore, goodwill resulting from the Company’s acquisition of Auctomatic is tested for impairment under its Perfume.com reporting unit.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

SFAS 142 states that goodwill is assessed for impairment at the “reporting unit” level.  SFAS 131 defines a reporting unit as an operating segment for which discrete financial information is available, thereby allowing segment management to review the financial and business operations of the segment.  In our consideration of SFAS 131 and SFAS 142, we determined that there were some indicators of impairment at year end.  Such indicators included a significant decrease in our market capitalization, our inability to raise financing, the instability of the industry and the economy, and a loss of key personnel.  Therefore, we found it necessary to perform the second step of the goodwill impairment test to measure whether there was any impairment of goodwill.

We used a discounted cash flow analysis of our Perfume.com reporting unit to determine the fair value of the reporting unit at FYE 2008.  The discounted cash flow analysis relies upon estimates of the reporting unit’s future revenue and expenses to ultimately project the future cash flows resulting from the business activities of the reporting unit.  The projected future cash flows are discounted to fair value at an appropriate discount rate.  An appropriate discount rate is reached by calculating the weighted average cost of capital which is determined by the assumptions underlying the Capital Asset Pricing Model as required under SFAS 157.  The inputs used in calculating the WACC are described below.

-	An after tax cost of equity of between 20.3% and 25.3%
-	An after tax cost of debt of between 5.6% and 7.5%
-	An equity weighting of 85%
-	A debt weighting of 15%

These determinations resulted in a Weighted Average Cost of Capital of 20.6%.

The material assumptions relied upon in our discounted cash flow analysis used to value the goodwill held in the Perfume.com reporting unit are as follows:

-
The current economy has produced a challenging marketplace for companies selling products and services to consumers.  However, as people stay home in a recession, online sales (especially of discounted items) increase as consumers price compare.

-
As a result, eCommerce sales on our Perfume.com website are anticipated to increase by 21% year over year in 2010 and 2011 compared to our forecasted 2009 sales.  Historically, our year over year growth in sales has been significantly higher.

-
Our EBITDA margins are expected to be 0% in 2009, 4% in 2010, and 8% in 2011 due to cost cutting procedures put in place in early 2009, as well as anticipated acquisition of inventory in a third party distribution network, resulting in increased gross profit margins.

We performed separate calculations to determine the sensitivity of our goodwill impairment conclusions to increases in the assumed discount rates.  The goodwill impairment test is not failed until the WACC is increased by 31%.

As a result of the analysis above, we determined that the computed enterprise value (estimated fair value) of the Perfume.com reporting unit exceeds the carrying amount of the reporting unit by more than 54%.  Even if we increased the WACC to 25% to approximate the WACC utilized in our analysis of fair value in the Auctomatic transaction as discussed in our response to comment 24 below, the goodwill impairment test still demonstrates that the fair value significantly exceeds the carrying value of this reporting unit.  Therefore, there was no noted impairment to goodwill at December 31, 2008.

Note 4 – Non-Controlling Interest, page F-15

21.           We note your disclosure regarding the $3 million conversion of intercompany debt which you state was accounted for using the purchase method.  Please summarize for us how you accounted for the debt conversion citing the relevant accounting literature used.  Please explain and clarify in your disclosure what you meant by “purchase method” in view of your representation that there is no effect to the consolidated financial statements.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

We advanced funds to our majority-owned subsidiary, Domain Holdings Inc., in 2007 and in early 2008.  Management obtained an independent valuation to determine the value of the shares of Domain Holdings Inc. at January 1, 2008.  We converted $3 million of the intercompany advances into shares of Domain Holdings Inc. common stock during the first quarter of 2008, based on the share price determined by the independent valuation.  The valuation report is confidential and should not be referred to in any public document, but can be provided to the SEC upon request.

Management determined that under GAAP, the transaction should be accounted for in accordance with FASB Technical Bulletin 80-1 (Early Extinguishment of Debt through Exchange for Common or Preferred Stock).  This guidance states that this type of transaction would be treated as an extinguishment of inter-company debt and an issuance of common stock.

APB 26 further discusses the accounting for early extinguishment of debt.  The reacquisition price of this debt is equal to the total fair value of the new securities issued.  Any difference arising between the carrying value of the debt and the reacquisition price should be recognized as income in the current year, and would depend on the value of the issued shares.  Since there was a conversion of the inter-company debt into an equivalent value of common shares, there was no income inclusion upon conversion.

The acquisition of the additional minority interest was considered a “step-acquisition” under SFAS 141 (Business Combinations), requiring us to account for the transaction in accordance with AICPA Accounting Interpretation 26 (Acquisition of a Minority Interest).  The equity injection into DHI results in an increase to goodwill and the NCI liability, which is subsequently ground down to zero during the 2008 year due to continued DHI losses.  This will cause a minority interest gain to be recorded in 2008 of $75,478. We intend to include this disclosure in our restated consolidated financial statements for the year ended December 31, 2008.

22.           Refer to your disposition of the 50.4% controlling interest in FT.  We note that you reported as other income a gain of $276,805 on the disposal of the subsidiary.  We also note that you forgave debt of $265,000 from FT in connection with the disposition.  In that regard, we are unclear of your basis in GAAP as to the recording of $276,805 gain resulting from the transaction.  Please advise us in detail of your accounting or revise.

These are 2 different transactions.

We owned 50.4% of FrequentTraveller.com Inc. (“FT”) prior to the disposition of our controlling interest.  As a result, we had consolidated the results of FT in our consolidated financial statements in those prior periods.  FT had incurred significant liabilities to unrelated third parties which, on a consolidated basis, resulted in a net liability to us of $276,805.  When we disposed of the 50.4% controlling interest in FT, we disposed of the net liabilities of $276,805.  The disposition of these liabilities resulted in an increase in our consolidated net assets, and the corresponding gain was reported on our consolidated statements of operations.

The debt of $265,000 was an intercompany balance that, prior to the transaction, was eliminated upon consolidation.  Therefore, there was no effect of this intercompany loan on our consolidated financial statements prior to the transaction.  The debt was forgiven as part of the transaction, however since the debt was never reported on our consolidated financial statements, the forgiveness of the debt also did not effect the consolidated financial statements.

Note 5 – Global Cricket Venture, page F-16

23.           Refer to the fourth paragraph.  We note that on October 30, 2008, as part of the formation process, LCM Cricket Ventures was issued 50.05% of the shares of GCV as contrasted to 40% pursuant to the Venture MOU.  Please explain to us and disclose in your filings the facts and circumstances during the formation process that led to the increase in your ownership percentage of GCV.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

The NLB MOU envisioned three venture partners with a 40/40/20 split. Prior to forming the venture, the party that was to have a 20% interest decided, primarily for financial reasons, not to participate in the venture.  In negotiations with the third partner, NLB, it was agreed that we would receive a 50.5% interest and NLB would receive a 49.5% interest.  The extra 0.5% that we received was to further ensure that we had control of the venture. While there was no specific documentation to reflect this agreement, the shares issued were issued in accordance with it.

Note 6 – Merger Agreement, page F-17

24.           We note that you determined part of the purchase price of the transaction using a $3 per share price of your common shares on the day immediately before the closing of the transaction, rather than using the share prices for a few days before and after March 25, 2008, the announcement and agreement date of the transaction.  In accordance with paragraph 22 of SFAS no. 141, you are required to use the share prices for a reasonable period before and after March 25, 2008.  Please revise or advise why you are not required to do so.

For purposes of reporting the transaction in the consolidated financial statements, we determined the allocation of the purchase price of the transaction based on an average closing price of our common stock between March 24, 2008 and March 28, 2008 for the purpose of valuing the transaction.  During that period, the price per share was as follows:

3/24/08                                $2.50
3/25/08                                $2.69
3/26/08                                $2.85
3/27/08                                $2.70
3/28/08                                $2.62

Based on the foregoing, we computed the average share price as $2.672.   This share price was used to calculate the fair value of the transaction, which we determined to be approximately $3.2 million as disclosed in the consolidated financial statements included in our Annual Report on Form 10-K.

However, upon further review, we determined that this analysis was not in accordance with EITF 99-12 Issue 2 since “the date that should be used as the measurement date to value equity securities of the acquirer issued in a purchase business combination if the number of the acquirer’s shares or amount of other consideration to be issued could change pursuant to a formula in the initial acquisition agreement”.  The Merger Agreement included a formula to determine the number of shares to be issued in consideration of the merger. The formula was calculated at the lower of (i) $3.00 or (ii) the closing price of one share of our common stock on the business day immediately preceding the effective date of the merger (which occurs when the Certificate of Merger is filed), although the formula stipulates that the denominator would not be less than $2.50, irrespective of the price of our common stock.  We considered the application of EITF 99-12, paragraphs 7 and 8 in order to determine the number of shares to be issued in the merger.  In these paragraphs, the EITF states that the measurement date is the earliest date on which subsequent applications of the formula (pursuant to the acquisition agreement) do not result in a change in the number of shares or the amount of other consideration.  The number of shares to be issued in the merger was not determined until the formula could be calculated, which would be the “business day immediately preceding the effective date of the merger”.  The price of our common stock on May 21, 2008 was $3.02.  In accordance with the terms of the Merger Agreement, the price to use in the formula was, therefore, $3.00.  Paragraph 7 of EITF 99-12 states, “the first date on which the number of acquirer shares and the amount of other consideration become fixed without subsequent revision is the measurement date”.  The first date that the shares became fixed without subsequent revision was May 19, 2008, which was the first date the price of our common stock was $3.00.  As a result the measurement date was May 19, 2008.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

We recalculated the purchase price using this measurement date as follows:

5/15/08                                $2.80
5/16/08                                $2.84
5/19/08                                $3.00
5/20/08                                $3.00
5/21/08                                $3.02

Based on the foregoing, the average price per share was $2.932, which we used to calculate the fair value of the transaction.  We used this price per share to calculate the fair value of the 340,000 shares issued upon closing of the merger and the 82,133 shares to be issued on each of the 1st, 2nd and 3rd anniversaries of the closing date.  We calculated the fair value of each tranche of the share consideration by utilizing the Black-Scholes model.  We have determined that the revised value of the transaction, as recalculated with an average price per share of $2.932, is $3,311,612 (refer to the discussion to comment 25 below for details on the calculation).  The adjustment of $110,746 will be included as an adjustment to goodwill in our restated consolidated financial statements for the year ended December 31, 2008 and the quarter ended March 31, 2009.

25.           We read your disclosure regarding the Auctomatic merger agreement and have the following comments:

•
We note the contingent consideration in the form of cash and shares that will be distributed or payable on various future anniversary dates of the merger agreement.  We also note that the consideration is subject to the founders’ continuing employment with the company.  Please explain to us why you accounted for the contingent consideration as part of the purchase price as opposed to future compensation expense.  See paragraph 34 of SFAS no. 141 and EITF Issue no. 95-8.

There is no contingent consideration in the form of cash.  The $800,000 cash that is payable on the first anniversary of the merger relates to the cash outlay that is owing to all shareholders in accordance with the terms of the Merger Agreement, which required some cash to be paid at the close of the merger and some cash to be paid at the first anniversary of the close of the merger.  This cash payment is not contingent on any particular event.  It is simply dependent on the passage of time.  Since this cash was to be paid in the future, it was recorded at its estimated fair value at the closing date of the merger (May 22, 2008) and is accreted until the full cash payment is due to be paid in May 2009.

The only consideration the payment of which is contingent on any particular event is the issuance of 413,604 shares of our common stock, which are to be issued in 3 tranches, payable to the three founders on the anniversary dates of the closing of the merger (years 1, 2 and 3).  Issuance of the shares is contingent on their continued employment with us.  These shares were reserved out of treasury, as disclosed in Note 10 to our consolidated financial statements, and were not yet accounted for as part of the purchase price nor recorded as a liability.  Each tranche of these shares was scheduled to be issued out of treasury, and accounted for, in May of 2009, 2010, and 2011.

SFAS 141, paragraph 26, states “consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt”.  Since these shares are contingent on employment, SFAS 141 then suggests that this is a strong indicator that the arrangement is actually compensation for post-combination services and not consideration for the acquisition.  In the case of compensation for post-combination services, EITF 95-8 would apply.  However, the SEC discussed this issue at the 2003 AICPA Conference on Current SEC Developments and provided guidance around evaluating whether the presumption that a contingency arrangement that is tied to continued employment is compensatory or whether it represents consideration for the acquisition.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

Our initial position to record the contingent shares as consideration for the acquisition was determined after review of SFAS 141, EITF 95-8 and the guidance provided from the SEC at the 2003 AICPA Conference on Current SEC Developments.  However, after revisiting this issue at this time, EITF 95-8 appears to give clearer guidance in this regard.  According to paragraph 34 “if the substance of the agreement for contingent consideration is to provide compensation for services … the additional consideration given shall be recognized as an expense of the appropriate period”.  As a result of our review, we have determined that the contingent consideration arrangement should not be recorded as an element of the purchase price, but instead should be recorded under SFAS 123(R).  We will therefore restate our consolidated financial statements for the year ended December 31, 2008 and the quarter ended March 31, 2009 to reflect the contingent consideration expense.

•	Please explain to us why it is appropriate under GAAP to present value the shares and cash payable to the former shareholders of Auctomatic. See paragraph 22 of SFAS no. 141. Please advise or revise.

We determined that the cash payable to the former shareholders of Auctomatic is required to be fair valued due to the risks of nonperformance that a market participant would receive under FSP FAS 157-3. The $800,000 due one year after the close of the merger is not valued at $800,000 at the date of the merger, but is required to be discounted.  “Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks.”

We utilized the following assumptions underlying the discounting of the cash to be paid at the one year anniversary of the closing date.  We used the Capital Asset Pricing Model to estimate the rate of return on common equity.  Based on US Treasury bond yields at the valuation date, we concluded that the risk-free rate was 4.5% at the valuation date.  We also estimated the average US equity risk premium to be approximately 5.5%, and included a size premium of approximately 3.65% to reflect the additional risk inherent in the business relative to the market.  We also included a company-specific adjustment of 5.0%.  This resulted in an approximate weighted average cost of capital (WACC) of 25%.  The discount to the cash therefore was $160,000, or $800,000/1+25%.  Therefore the fair value of the cash to be paid at the one year anniversary of the closing date was determined to be $640,000 at May 22, 2009.

We also determined that the shares payable to the former shareholders of Auctomatic should be calculated at their estimated fair value.  Please note that the shares payable to the former shareholders of Auctomatic under the Merger Agreement are completely separate from the shares payable to the founders of Auctomatic discussed in the response to the previous comment.  The shares payable to the former shareholders of Auctomatic are not contingent on any particular event.  These shares are to be paid to the former shareholders of Auctomatic based on a payment schedule, have been included in our purchase price allocation, and are discussed below.  In contrast, the contingent consideration of shares payable to the founders of Auctomatic contingent on employment are being reported under SFAS 123(R) as disclosed in our answer above to your previous question.

We considered SFAS 157 in our analysis of the transaction and determined it applies in conjunction with SFAS 141.  Per SFAS 157 (A28), “the effect on a fair value measurement of a restriction on the sale or use of an asset by a reporting entity will differ depending on whether the restriction would be considered by market participants in pricing the asset.”  This is further illustrated in FSP FAS 157-3, paragraphs 8 and 9, where it states “it is also not appropriate to automatically conclude that any transaction price is determinative of fair value.  Determining fair value in a dislocated market depends on the facts and circumstances and may require the use of significant judgment about whether individual transactions are forced liquidations or distressed sales.”

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

In essence, the shares we issued in conjunction with the merger constitute an asset that has a restriction of 6 months for non-affiliates of the company and 1 year for affiliates of the company.  There is a functional escrow period (which includes a statutory escrow period) under the Merger Agreement, as well as an effective illiquidity escrow period.  The effective illiquidity escrow period arises because we do not have an active market for our stock.  A market participant would take that restriction into consideration in determining the fair value of the asset.  A market participant would be facing liquidity risks associated with this asset as the shares are not immediately liquid due to two factors.  The first factor is the fact that the market for our shares is not active and hence a shareholder would have to notionally meter the shares into the market given the trading volumes are insufficient relative to the size of the shares.  Due to the inactive trading market, it would take a significant amount of time to sell the shares and the price of the shares would be adversely affected.  The second factor is the fact that the shares are restricted on sale.  There is both a statutory period, as noted above, as well as an escrow period included in the Merger Agreement whereby the shares are issued upon the closing of the merger, but the distribution of a number of these shares would be completed over time.  The greater of the two escrow periods yields restrictions to a market participant that would affect the analysis of the fair value of the shares acquired through the merger.  Since a market participant would therefore discount the fair value of the asset, we are required by SFAS 157 to consider this in its analysis.

We utilized the following assumptions underlying the discounting of the shares to be issued at the closing date, and at the one year, two year, and three year anniversary dates of the closing date.  We used the Black Sholes model to estimate the fair value of the shares to be issued over time.  We assessed the historical volatility for each period, and utilized the US Treasury bond yields at the valuation date for 6 month, 1 year, 2 year and 3 year Treasury bonds.  Using the average share price of $2.932 per share and applying the Black Sholes model to each tranche, we determined that the fair value of the 340,000 shares to be issued upon closing and the 82,133 to be issued on the first, second, and third anniversary dates of closing was equal to $1,248,865 at May 22, 2009.

As noted above, the $640,000 fair value of the cash, plus the fair value of the stock consideration, which was $1,248,865, is required to be added to the $1,046,695 in cash paid out at closing and $376,052 of transaction costs.  The total is $3,311,612, as disclosed in our response to comment number 24 above.

•
Notwithstanding the above comments, it appears the accretion expense of $96,700 relates to the $800,000 cash payable to the Auctomatic shareholders on the first anniversary of the merger agreement.  In this regard, please explain why this amount was not recorded as interest expenses in your consolidated statements of operations.

This amount was recorded as Accretion Expense in our consolidated statements of operations.  We will revise the Consolidated Statements of Operations to show Accretion Interest Expense.

•	Please explain to us how you fair valued the Auction software asset acquired.

Under SFAS 141, we were required to measure assets and liabilities obtained in a business acquisition at fair value.  We obtained an independent valuation of the Auctomatic assets as at May 22, 2008, the closing date of the merger.  The valuation report is confidential and should not be referred to in any public document, but can be provided to the SEC upon request.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

Management utilized this valuation in our assessment of the Auction software.  Since the Auction software met the “separability” criterion under GAAP, we were able to attribute a value to this asset separately.  We considered the Income Approach, the Market Approach, and the Cost Approach.  We determined that the Cost Approach was the most reasonable approach to take, since a prudent investor would pay no more for an asset than the amount for which the asset could be replaced with a new one.  Using the concept of replacement cost as an indicator of fair value, we were able to value the Auction software.  In order to notionally recreate the Auction software as it existed at the valuation date, we estimated the replacement cost based on the number of computer engineers that would be required to successfully recreate it.  At the expected annual salaries in effect at the valuation date, which was estimated at $120,000, we expected that 7 engineers would be required to notionally recreate this asset, and it would take these individuals 1.5 years to complete the task.  The pre-tax cost of the Auction software was therefore calculated to be $120,000 x 7 x 1.5 years, or $1,260,000.  The tax effect on this cost at an estimated 31% tax rate suggested an after tax cost of approximately $869,400.  The estimated tax amortization benefit (which reflects the hypothetical tax benefits associated with amortizing the asset for income tax purposes) of approximately $55,600 was determined using a required after-tax return of 20%.  We arrived at the fair value of the Auction software by totaling these two amounts, which resulted in the value of the Auction software to be approximately $925,000 at the Valuation Date.

26.           Please tell us and disclose your accounting policy for business combinations in this section and in the critical accounting policy section of Management’s Discussion and Analysis.

Our accounting policy for business combinations is as follows:

On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition.  The Company considers critical estimates involved in determining any amount of goodwill, and tests for impairment of such goodwill as disclosed in its accounting policy.

The above disclosure will be included in the restated consolidated financial statements and in Management’s Discussion and Analysis, as you requested.

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Rule 13a-14(a)/15(d)-14(a) Certifications.  Exhibit 31.1 and 31.2

27.           We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K.  In this regard, paragraph two includes the word “quarterly” before the word “report.”  Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.

We will revise the certifications as you requested.

Note 5 – Global Cricket Venture, page F-14

28.           We read your disclosure related to the renegotiated amount payable to BCCI.  We also read your disclosure that you will be fully released from these liabilities once Global Cricket Venture makes these payments.  In this regard, please explain to us why you reversed $500,000 payable to BCCI during your first fiscal quarter.

On October 1, 2008, $1,000,000 was accrued as guaranteed minimum payments owing to both the IPL and the BCCI.  Of this amount, the IPL portion was $375,000 and the BCCI portion was $625,000.  In the first quarter of 2009, per our disclosure on page F-14, “the minimum payment due on October 1, 2008 to the BCCI of $125,000, (was) previously renegotiated from $625,000”.  This renegotiation occurred during the first quarter of 2009.  Since $625,000 was accrued on October 1, 2008, and in the first quarter of 2009 this amount was renegotiated to $125,000, we reversed the difference of $500,000 in the first quarter of 2009 to agree to the new renegotiated amount owing to the BCCI.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

29.           Tell us and disclose your accounting policy in recognizing and measuring the annual fee to BCCI and IPL.  It appears that you recognized the fee expenses based on the timing of your payment to them or according to a payment schedule.  Support your accounting with the relevant accounting literature.

Per Conceptual Framework Phase B: Elements & Recognition, a liability of an entity is a present economic obligation for which the entity is the obligor. The three factors to define a liability are:

(a) Present means that on the date of the financial statements both the economic obligation exists and the entity is the obligor.
(b) An economic obligation is something that is capable of resulting in the entity providing economic resources, alone or together with other economic obligations. Economic obligations are unconditional requirements to perform specified actions or provide risk protection against an unfavourable uncertain future event.
(c) Obligations are enforceable against the entity by legal or equivalent means.

We have researched FASB CON 6 relating to the cricket minimum revenue share payments that we incurred of $1 million in FYE 2008, and the renegotiated balance of $750,000 in Q1 2009.  Under the MOU’s, the BCCI and IPL could only enforce the economic obligations based on the amounts detailed in the schedule of payments.  In addition, it was our position both at the end of Q3 2008 and at FYE 2008 that LIVC was not in a position to fully exploit the IPL and BCCI rights.  As a result, we accounted for our economic obligations to the BCCI and IPL based on the schedule of payments defined by the MOUs by accruing individual payments as liabilities based on the payment schedule, and expensed such payments in the related period as a current expense as the minimum guaranteed payments owing to the BCCI and IPL had no future benefit to the Company.

30.           Tell us and disclose the business purpose or facts and circumstances behind the termination agreement or novation with BCCI and IPL on March 31, 2009.

Termination Agreement: We had numerous discussions with the BCCI about our internal concerns relating to the rights contracted to us under the MOU.  We highlighted that the market feedback we were receiving indicated that we would have difficulty raising funds to develop the BCCI site and to pay the minimum payments owing to the BCCI.  At the same time, BCCI had expressed concerns that the official site of the BCCI had been outsourced and that the outsourcing might lead to content being posted on the site that was inconsistent with the BCCI's official position.  Therefore LIVC and the BCCI negotiated a mutually beneficial agreement whereby the creation and management of the official BCCI website was returned to the BCCI’s control and Live Current would be relieved of its past, present, and future minimum payment obligations.  Both parties were released from their obligations under the MOU.

 IPL Novation Agreement: This agreement was signed for the purpose of assigning the IPL rights and obligations to GCV (as envisioned in the original MOU) such that GCV would be able to utilize and exploit all of the rights of both partners.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

 NLB had agreed to a similar assignment of their IPL live streaming and mobile rights to GCV.  We became increasingly concerned about the viability of GCV due to NLB’s inaction on assigning their rights, some issues around the geographic exclusivity of the rights that were granted under the MOU, and the difficulty we experienced in raising financing to fund the venture.  We therefore engaged in discussions with the IPL and with unrelated third parties in order to exit the cricket business in full.

31.           Since you consolidated Global Cricket Venture, we are uncertain why you stated that you are fully released from the payment liabilities to BCCI and IPL when Global Cricket Venture assumed them as a result of the termination agreement.  Please explain.

We stated that “the Company will be fully released from these liabilities once Global Cricket Venture makes these payments”.  We accrued 100% of these liabilities at March 31, 2009 as required as GCV is consolidated.  This statement explains that Live Current, on a consolidated basis, will be fully released from the liabilities once its subsidiary, GCV, makes the payments.  If GCV does not make the payments, Live Current will owe these amounts, and therefore has accrued the full amount as a liability in its consolidated financial statements at March 31, 2009.

32.           To enhance transparency, quantify, here and in the Management’s Discussion and Analysis section, the impact of the termination on your financial statements and how it affects your future expenditures.

The termination of the BCCI MOU terminated the annual minimum guaranteed payments for the cricket assets, which totalled $30 million over 10 years, and reduced past liabilities that were owed to $750,000 at March 31, 2009.

The assignment of the IPL MOU to GCV allowed management to have more options to negotiate an exit strategy as the payment schedule for minimum guaranteed payments was renegotiated to future dates.  Management was in discussions with unrelated parties relating to the IPL MOU and a potential exit from the cricket business.

Our recent negotiations related to the cricket.com domain name and the business allow for LIVC to have no additional cricket related expenditures related to any minimum guaranteed payments as well as any costs associated with building and managing the cricket business.  All past, present, and future liabilities for minimum revenue share payments will be released, resulting in, at a minimum, a $50 million decrease in minimum revenue share payments to the BCCI and the IPL over the next 10 years.  The costs incurred by LIVC to establish the cricket business will be limited to the $1.4 million that was expensed in FYE 2008, approximately $227,000 expensed in Q1 of 2009, and some additional costs incurred in Q2 2009 and Q3 2009 in anticipation of our exit from the cricket business in early Q3 2009.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
July 31, 2009

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours, LIVECURRENT MEDIA INC.

By:	/s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Financial Officer

cc:           Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria